  EXHIBIT 99.1

VOX PROVIDES DEVELOPMENT

AND EXPLORATION UPDATES

TORONTO, CANADA – December 6, 2022 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Aurenne Group Pty Ltd (“Aurenne”), Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”), Orla Mining Ltd. (TSX:OLA, NYSE: ORLA) (“Orla”), Norwest Minerals Limited (ASX: NWM) (“Norwest”), and Genesis Minerals Ltd. (ASX: GMD) (“Genesis”).

Spencer Cole, Chief Investment Officer stated: “The past two months have seen exciting developments by our royalty operating partners on several near-term gold assets, including construction progress at Mt Ida to establish a 1.2Mtpa gold plant in early 2023 and selection of a mining contractor at Bulong ahead of potential toll milling. Medium term growth continues to be supported by Orla’s plans at the recently acquired South Railroad project in Nevada and the mining lease application at Bulgera. This progress supports management’s excitement for organic growth within the Vox royalty portfolio heading into 2023 and beyond.”

Key Updates

•	Mt Ida construction update including the targeted establishment of a 1.2Mtpa gold plant by April 2023 by Aurenne;
•	A mining contractor has been selected, discussions with local mills regarding toll treatment advanced and final high grade drilling results completed at the royalty-linked Myhree gold deposit by Black Cat;
•	Following the corporate acquisition of Gold Standard Ventures Corp. (“GSV”), Orla has begun integrating the South Railroad gold project into its growth plans with key priorities including project permitting, review of project schedule, and assessment of current exploration supporting resource expansion;
•	Mining lease application update and further reverse circulation (“RC”) drilling planned at Bulgera by Norwest; and
•	Puzzle North infill drilling success announced by Genesis, which is covered by the Kookynie gold royalty.

Mt Ida (Construction – Western Australia) – Construction Update

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Vox holds a 1.5% net smelter return royalty subsequent to the first 10,000 ounces of cumulative gold production over part of the Mt Ida gold project in Western Australia, which was acquired in May 2020 for US$200,000;

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The Mt Ida royalty tenements are part of the integrated Mt Ida Gold Project (“MIG Project”) which encompasses mining of the Bottle Creek, Mt Ida and Quinns deposits over an anticipated ~10 year mine life, which is the subject of Mining Proposal #101557 (approved April 20, 2022), which summarised the following project stages and indicative timeframes:

	o	Stage 1 (Bottle Creek): VB North and Emu prospects (non-royalty linked) in Q4 2021 – Q4 2022;
	o	Stage 2 (Bottle Creek): VB, Boags, Southwark, Cascade prospects (non-royalty linked) in Q4 2022 – Q1 2023;
	o	Stage 3 (Mt Ida): Tim’s Find, Shepherds Bush prospects (royalty linked) in 2023; and
	o	Stage 4 (Quinns): Forest Belle, Boudie Rat prospects (royalty linked) in 2024.
•	In September, 2022, Aurenne announced:
	o	The project has entered the construction phase to establish a 1.2 Mtpa CIL gold plant by April next year;
	o	Mining operations, utilizing a new owner fleet, will commence in October this year; and
	o	Aurenne is currently managing the installation of the non processing infrastructure, including all construction facilities, water and power services, a 190-person village, power station, site buildings, aerodrome and borefield.
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Vox Management Summary: Mt Ida construction continues to progress favourably towards first production in mid-2023. Aurenne is also constructing the project at a higher plant capacity of 1.2Mtpa compared to the prior 750Ktpa scale outlined by the previous project holder in 2020. All of this progress continues to support Vox management expectations around near-term royalty revenue from Mt Ida.

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Bulong (Pre-Construction – Western Australia) – Mining Contractor Selected & Tolling Discussions Advanced

•	Vox holds an uncapped 1% net smelter royalty over part of the Bulong gold project in Western Australia;
•	On November 24, 2022, Black Cat announced:
	o	Permits are in place and positioned to start mining with mining contractor selected; and
	o	Discussions with local mills are advanced regarding toll treatment.
•	On October 31, 2022, Black Cat announced:
	o	The Myhree open pit is fully grade-controlled to a depth of 50m with final assay results that included:
■	4m @ 17.47g/t Au from 46m (22MYGC064);
■	4m @ 11.62g/t Au from 30m (22MYGC056);
■	3m @ 10.73g/t Au from 22m (22MYGC107);
■	6m @ 5.87g/t Au from 38m (22MYGC078);
■	2m @ 10.11g/t Au from 52m (22MYGC064);
■	2m @ 9.76g/t Au from 40m (22MYGC069);
■	7m @ 4.69g/t Au from 18m (22MYGC057);
■	3m @ 5.15g/t Au from 21m (22MYGC056);

	o	The results reinforced the high-grade open pit Ore Reserve within the Myhree open pit mineral resource; and
	o	The Myhree open pit is fully approved and mining can commence once a processing solution is secured.
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Vox Management Summary: The Bulong royalty was acquired from an Australian automotive group in September 2020 and continues to hit major milestones as it progresses closer to tolling production. Black Cat has recently engaged a mining contractor and appears to be very close to locking in toll milling terms to commence production in 2023. This royalty fits Vox’s ideal royalty acquisition target as at the time of acquisition we believed it had near term production potential as a high grade open pit alongside meaningful exploration potential at depth.

South Railroad (Feasibility) – Project Integration, Prioritisation and Resource Expansion Drilling

•	Vox holds a 0.633% net smelter royalty with advance minimum royalty payments over key portions of the South Railroad gold project, which is located in the prolific Carlin Trend of Nevada;
•	Vox has been receiving advance minimum royalty payments from GSV since October 2021;
•	On November 10, 2022 Orla announced the following project update:
	○	On August 12, 2022, Orla completed the acquisition of GSV by way of court-approved plan of arrangement;
	○	Orla has begun integrating South Railroad into the company’s growth plans with key priorities for South Railroad to include project permitting, review of project schedule including critical path activities, and assessment of current exploration supporting resource expansion;
	○	Through the remainder of the year, Orla will continue with GSV’s 2022 planned program of resource expansion and exploration drilling at key targets on the South Railroad Project;
	○	The Company will also commence an additional 5,000 metre RC and core drill program at South Railroad for an additional US$1.5 million, bringing the total 2022 planned direct drilling cost spending to US$3.0 million across 11,370 metres of drilling; and
	○	The current and primary objectives are to upgrade and increase oxide resources at the Pinion SB, LT, POD, Sweet Hollow, Jasperoid Wash, and Dixie targets.
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Vox Management Summary: Orla Mining is an ideal royalty project operator with a proven track record of greenfields project development at their Camino Rojo Oxide Mine, which successfully declared commercial production in April 2022. Orla have stated that South Railroad is “analogous to Camino Rojo” as a “low capital, high-margin heap leach project” and that the project is a key part of Orla’s future growth. Vox management anticipates additional material permitting, resource expansion and development newsflow from Orla in 2023.

Bulgera (Exploration – Western Australia) – Mining Lease Application & Planned RC Drilling

•	Vox acquired the uncapped 1% net smelter royalty over the Bulgera gold project in Western Australia for A$225k in March 2021;
•	On October 31, 2022, Norwest announced:
	o	The company is compiling information and taking steps required to lodge an application for converting the project exploration license to a mining license (“ML”);
■ The grant of a ML will enhance ongoing talks with local plant operators regarding the possibility of toll treating the Bulgera gold resources;
	o	The preliminary optimisation results indicate that low grade Bulgera resources are likely profitable if processed through a local gold plant; and
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Further RC drilling is being planned to increase the Bulgera near surface gold resources by drill targeting the many smaller deposits and prospects identified across the Bulgera tenements by previous explorers.

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Vox Management Summary: Norwest is continuing to take major steps towards a capital-light development solution for the Bulgera gold royalty. Vox management anticipates the granting of a mining license and looks forward to the outcome of discussions with the local gold plant operator regarding potential toll treatment.

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Kookynie (Pre-Feasibility – Western Australia) – Puzzle North Infill Drilling Success

•	Vox holds a A$1/tonne production royalty[1] on part of the Kookynie gold project in Western Australia;
•	On October 10, 2022, Genesis announced:
	o	Infill drilling of the mineral resource commenced during the quarter and is ongoing in the current December quarter. Highlights include:
■	37m @ 1.1g/t from 19m (22USRC1330);
■	23m @ 1.2g/t from 22m (22USRC1345);
■	25m @ 1.0g/t from 21m (22USRC1348);
■	38m @ 0.6g/t from 82m (22USRC1386);
■	39m @ 0.7g/t from 57m (22USRC1388);
■	41m @ 1.6g/t from 42m (22USRC1451);
■	38m @ 1.8g/t from 29m (22USRC1455); and

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Extensional drilling at Puzzle North tested for mineralisation to the tenement boundary 80m to the north of previous drilling, and also tested for southerly plunge extensions at depth at the southern end of the mineral resource.

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Vox Management Summary: Vox acquired this growing gold exploration royalty for less than A$150k in 2020 and believes that it continues to appreciate in value with the ongoing expansion of the royalty-linked Puzzle North discovery. These broad drilling intersections suggest the Puzzle North gold discovery is a much larger mineralised zone than initially expected.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Kookynie Royalty is split in two separate terms:
	a.	Kookynie (Melita) Royalty – which covers the Puzzle Deposit: A$1/t production royalty >650Kt cumulative ore mined and treated.
b.

Kookynie (Consolidated Gold) Royalty – which covers the Puzzle North Discovery: A$1/t (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1) .

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